# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZTO Express (Cayman) Inc., CIK 0001677250
CUSIP: G9897K105
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, China (F4), 201708
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0001577552
Persons authorized to receive notices and communications: Jinwei Zhang, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, Hong Kong (K3), 000000, 852 2215 5100; Ming Kong, Esq, 31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852 2526 6895

## Reporting persons
- Alibaba Group Holding Limited (CIK 0001577552): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 46,941,287; sole dispositive power 0; shared dispositive power 46,941,287; aggregate amount beneficially owned 46,941,287 (6.1% of the class)
  Comment: The figure reported in Rows 8, 10 and 11 consists of (i) 34,479,192 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("AZIL"), (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("Cainiao Investment"), (iii) 3,020,808 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("NRF"), (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited ("Taobao"), and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited ("Cainiao HK"). AGHL is deemed to be the beneficial owner of the 46,941,287 Class A ordinary shares held by AZIL, Cainiao Investment, NRF, Taobao and Cainiao HK.
  
  The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.
- Alibaba ZT Investment Limited (CIK 0002043143): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,479,192; sole dispositive power 0; shared dispositive power 34,479,192; aggregate amount beneficially owned 34,479,192 (4.5% of the class)
  Comment: The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.
- Cainiao Smart Logistics Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,787,037; sole dispositive power 0; shared dispositive power 5,787,037; aggregate amount beneficially owned 5,787,037 (0.8% of the class)
  Comment: The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.
- New Retail Strategic Opportunities Investments 2 Limited (CIK 0001979837): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,020,808; sole dispositive power 0; shared dispositive power 3,020,808; aggregate amount beneficially owned 3,020,808 (0.4% of the class)
  Comment: The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.
- Taobao China Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,322,050; sole dispositive power 0; shared dispositive power 3,322,050; aggregate amount beneficially owned 3,322,050 (0.4% of the class)
  Comment: The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.
- Cainiao Smart Logistics Network (Hong Kong) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 332,200; sole dispositive power 0; shared dispositive power 332,200; aggregate amount beneficially owned 332,200 (0.04% of the class)
  Comment: The percentage reported in Row 13 is calculated based on 763,430,906 total issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share, according to the Company's current report on Form 6-K furnished on September 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: ZTO Express (Cayman) Inc.
Address of issuer's principal executive offices: Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, China (F4), 201708
Comment: This Amendment No.1 to Schedule 13D (this "Amendment No.1") is filed to amend and supplement the Schedule 13D filed by AGHL, AZIL, Cainiao Investment and NRF with the Securities and Exchange Commission on June 21, 2018 (the "Original Schedule 13D"), with respect to ZTO Express (Cayman) Inc. (the "Original Filing"). Except as specifically amended and supplemented by this Amendment No.1, the Original Filing remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Filing is hereby amended and restated as follows:

This Amendment No.1 constitutes a Schedule 13D filing on behalf of each of (1) Alibaba Group Holding Limited, (2) Alibaba ZT Investment Limited, (3) Cainiao Smart Logistics Investment Limited, (4) New Retail Strategic Opportunities Investments 2 Limited, (5) Taobao China Holding Limited, and (6) Cainiao Smart Logistics Network (Hong Kong) Limited (AGHL, AZIL, Cainiao Investment, NRF, TCHL and Cainiao Hong Kong are collectively referred to as the "Reporting Persons"), with respect to Class A Ordinary Shares. This Amendment No.1 is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement among the Reporting Persons relating to the joint filing of this Amendment No.1 is attached hereto as Exhibit A.

The name of each executive officer and each member of the board of directors of each Reporting Person is set forth on Schedule A-1 hereto and is incorporated herein by reference.
Residence or business address:
Item 2(b) of the Original Filing is hereby amended and restated as follows:

The business address of AGHL, AZIL, NRF, TCHL and Cainiao HK is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao Investment is c/o North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province 310000, People's Republic of China.

The business address of each executive officer and each member of the board of directors of each Reporting Person is set forth on Schedule A-1 hereto and is incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Original Filing is hereby amended and restated as follows:

AGHL is a company incorporated in the Cayman Islands, with its American depositary shares, each representing eight ordinary shares, listed on the New York Stock Exchange (Stock Symbol: BABA), and its ordinary shares listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter)). AGHL is a holding company of businesses comprising Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, AI + Cloud businesses, and others.

AZIL is an indirect wholly-owned special purpose subsidiary of AGHL.

Each of Cainiao Investment and Cainiao HK is wholly owned by Cainiao Smart Logistics Network Limited ("Cainiao Cayman"), a company incorporated under the laws of the Cayman Islands, which in turn is indirectly wholly owned by AGHL. Cainiao Investment principally engages in investment activities on behalf of Cainiao Cayman. Cainiao HK, together with Cainiao Cayman's other subsidiaries, operates e-commerce logistics business based on its smart logistics network and provides cross-border e-commerce logistics services globally.

New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("NRSF"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("NRSF GP"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of AGHL ("NRSO"), is the general partner of NRSF GP. Each of NRSF, NRSF GP and NRSO principally engages in investment activities.

TCHL is an indirectly wholly-owned subsidiary of AGHL and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.

The present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedule A-1 hereto and are incorporated herein by reference.
Citizenship:
Item 2(f) of the Original Filing is hereby amended and restated as follows:

Alibaba Group Holding Limited: Cayman Islands.

Alibaba ZT Investment Limited: Hong Kong.

Cainiao Investment: British Virgin Islands

New Retail Strategic Opportunities Investments 2 Limited: Cayman Islands.

TCHL: Hong Kong

Cainiao HK: Hong Kong

The citizenship of each executive officer and each member of the board of directors of each Reporting Person is set forth on Schedule A-1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

See Rows 11 and 13 on the cover page of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

See Rows 7 through 10 on the cover page of each Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended by adding the paragraph below to the end:

On September 21, 2026, AZIL and NRF effected sales of 23,391,178 and 1,608,822 Class A Ordinary Shares, respectively, each in the form of ADSs at a price of $20.02 per ADS, through broker transactions on the New York Stock Exchange under Rule 144 promulgated under the Securities Act of 1933, as amended.

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands ("AGHL"). Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People's Republic of China.

Name and Citizenship Present Principal Occupation

Directors

Joseph C. TSAI, Canada Chairman of AGHL

Eddie Yongming WU, Singapore Director and Chief Executive
c/o 969 West Wen Yi Road Officer of AGHL
Yu Hang District, Hangzhou 311121
People's Republic of China

J. Michael EVANS, Canada Director and President of AGHL

Maggie Wei WU, People's Director of AGHL
Republic of China

Jerry YANG, United States Independent Director of AGHL;
of America Founding Partner of AME Cloud Ventures

Wan Ling MARTELLO, United Independent Director of AGHL;
States of America Founding Partner of BayPine

Weijian SHAN, People's Independent Director of AGHL;
Republic of China Executive Chairman and Founder of PAG

Irene Yun-Lien LEE, People's Independent Director of AGHL;
Republic of China Executive Chairman of Hysan
Development Limited

Albert Kong Ping NG, People's Independent Director of AGHL
Republic of China

Kabir MISRA, United States Independent Director of AGHL;
of America Managing Partner at RPS Ventures

Executive Officers

Toby Hong XU, People's Chief Financial Officer of AGHL
Republic of China

Jane Fang JIANG, People's Chief People Officer of AGHL
Republic of China

Sara Siying YU, People's General Counsel of AGHL
Republic of China

Fan JIANG, People's Republic Co-Chairman and Chief
of China Executive Officer of Alibaba
International Digital Commerce Group of AGHL

Directors and Executive Officers of Alibaba ZT Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba ZT Investment Limited, a company with limited liability incorporated under the laws of Hong Kong ("AZIL"). Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AZIL does not have any executive officers.

Name/Citizenship Present Principal Occupation

Sung Kong CHAN, People's Republic Finance Senior Manager of AGHL
of China

Lei JIN, People's Republic of China Senior Director of Legal of AGHL

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the name and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands ("Cainiao Investment").The business address for the sole director listed below is c/o North Cainiao Post Station, No. 501 Fengxin Road,Yuhang District, Hangzhou, Zhejiang Province 310000, People's Republic of China. Cainiao Investment does not haveany executive officers.

Name/Citizenship Present Principal Occupation

Lin WAN, People's Republic of China Sole Director of Cainiao Investment;
Director and Chief Executive Officer
of Cainiao Smart Logistics Network Limited;
Sole Director of Cainiao HK

Directors and Executive Officers of New Retail Strategic Opportunities Investments 2 Limited

The following table sets forth the name and present principal occupation of the director of New Retail Strategic Opportunities Investments 2 Limited, a company organized under the laws of the Cayman Islands ("NRF"). The business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square,1 Matheson Street, Causeway Bay, Hong Kong. NRF does not have any executive officers.

Name/Citizenship Present Principal Occupation

David John Jepson EGGLISHAW, Director of NRF
United Kingdom

Directors and Executive Officers of Taobao China Holding Limited

The following table sets forth the names and present principal occupation of each director of Taobao China Holding Limited, a company organized under the laws of Hong Kong ("TCHL"). The business address for each director listed below is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. TCHL does not have any executive officers.

Name/Citizenship Present Principal Occupation

Lei JIN, People's Republic of China Senior Director of Legal of AGHL

Sung Kong CHAN, People's Republic of China Finance Senior Manager of AGHL

Yuehong QIN, People's Republic of China Vice President, Corporate Finance of AGHL

Directors and Executive Officers of Cainiao Smart Logistics Network (Hong Kong) Limited

The following table sets forth the names and present principal occupation of each director of Cainiao Smart Logistics Network (Hong Kong) Limited, a company organized under the laws of Hong Kong ("Cainiao HK"). The business address for the director listed below is c/o North Cainiao Post Station, No. 501 Fengxin Road, Yuhang District, Hangzhou, Zhejiang Province 310000, People's Republic of China. Cainiao HK does not have any executive officers.

Name/Citizenship Present Principal Occupation

Lin WAN, People's Republic of China Sole Director of Cainiao Investment;
Director and Chief Executive Officer
of Cainiao Smart Logistics Network Limited;
Sole Director of Cainiao HK

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement among Alibaba Group Holding Limited, Alibaba ZT Investment Limited, Cainiao Smart Logistics Investment Limited, New Retail Strategic Opportunities Investments 2 Limited, Taobao China Holding Limited and Cainiao Smart Logistics Network (Hong Kong) Limited, dated September 22, 2026

## Signatures
- Alibaba Group Holding Limited: /s/ Jinwei Zhang, Jinwei Zhang / Authorized Signatory (09/22/2026)
- Alibaba ZT Investment Limited: /s/ Lei Jin, Lei Jin / Authorized Signatory (09/22/2026)
- Cainiao Smart Logistics Investment Limited: /s/ Lin Wan, Lin Wan / Director (09/22/2026)
- New Retail Strategic Opportunities Investments 2 Limited: /s/ David Egglishaw, David Egglishaw / Director (09/22/2026)
- Taobao China Holding Limited: /s/ Lei Jin, Lei Jin / Authorized Signatory (09/22/2026)
- Cainiao Smart Logistics Network (Hong Kong) Limited: /s/ Lin Wan, Lin Wan / Director (09/22/2026)